Mail Stop 3010

December 22, 2009

Mr. Andrew J. Welch
Chief Financial Officer
FelCor Lodging LP
545 E. John Carpenter Frwy., Suite 1300
Irving, TX 75062

      Re: **FelCor Lodging LP**
               Form 10-K for the year ended December 31, 2008
               File No. 333-39595-01

Dear Mr. Welch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item IA. Risk Factors, page 8

1. Please provide us with a more detailed discussion of the following risks, and confirm that you will provide similar disclosure in your future filings:

   - *Recent disruptions in the financial markets may affect our ability to obtain financing…, page 8* – Please identify the specific adverse effects, if any, that you have experienced as a result of the current disruptions.

   - *The current global recession has had an adverse effect on our revenue available per room…, page 9* – Please describe in greater detail the actual adverse effects on RevPAR, Hotel EBITDA margins, and results of operations. Alternatively, provide a cross-reference to such disclosure.

Management Agreements, page 26

2. Please tell us whether the chart on page 27 of management fees paid during 2006, 2007, and 2008 includes the incentive management fees, which you describe on page 26, and make this clarification in future filings. If the management fees do include incentive fees, indicate, by footnote or otherwise, the amount of such incentive fees. Similarly, in the chart on page 28, please clarify whether the license fees paid over the past three years also include the 3.5% – 4% fee for marketing and reservation system contributions. If so, please clarify in future filings what portion of the fee was for this purpose. If not, please disclose the fee amounts separately.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

3. In future filings, please expand your MD&A discussion to discuss the trends you describe on page 4 relating to supply growth and the "negative trends" that began to emerge during the second quarter of the year. Alternatively, tell us why you believe these are not material trends. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 45

4. In future filings, please disclose the material terms, including the interest rate, of your $200 million term loan.

Financial Statements

Consolidated Statements of Cash Flows, page F-62

5. Please tell us and disclose your policy for determining the character of distributions from unconsolidated entities as being either cash flows from operating activities or cash flows from investing activities.

2. Summary of Significant Accounting Policies

Principles of Consolidation, page 64

6. Please clarify your basis for consolidating 13 of the 17 hotels in which you had a 50% ownership interest at December 31, 2008. Within your response, please tell us the specific reason for not consolidating the remaining 4 hotels which you possess a 50% ownership.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Mr. Welch
FelCor Lodging LP
December 22, 2009
Page 4

information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or Jennifer Gowetski, Staff Attorney at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief